11021964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 25 2011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Katalyst Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 John Street, Room 501
(No. and Street)

New York (City) | New York (State) | 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph L. Gomeringer CPA 908-879-7603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph L. Gomeringer, CPA
(Name – *if individual, state last, first, middle name*)

95 West Main Street, Suite 18A, Chester NJ 07930
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/27

4/29

OATH OR AFFIRMATION

I, Paul Ehrenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Katalyst Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 2011

Notary Public

Signature

Owner/Secretary
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

INDEPENDENT AUDITORS' REPORT

To the Members
Katalyst Securities LLC

I have audited the accompanying statement of financial condition of Katalyst Securities LLC as of December 31, 2010, and the related statements of operations, cash flows and changes in member's equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Katalyst Securities LLC at December 31, 2010, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 and 15 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basis financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant

Chester, New Jersey
February 28, 2011

Statement 1

KATALYST SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS		
Cash and Cash Equivalents	$	17,500
Total	$	17,500
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued Liabilities	$	5,800
Total Liabilities		5,800
Member's Equity		
Member's Equity		11,700
Total	$	17,500

The accompanying notes are an integral part of the financial statements.

KATALYST SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES		
Financial Advisory Fees	$	31,900
Write-Off of Investment Securities		(371)
Total Revenues		31,529
EXPENSES		
Registered Representative Compensation		26,400
Regulatory Cost		1,846
Payment to Managing Member		5,000
Professional Fees		2,572
Rent		13,778
Office		3,366
Phone		5,522
Bad Debt Expense		67,595
Total Expenses		126,079
Net (Loss)	$	(94,550)

The accompanying notes are an integral part of the financial statements.

KATALYST SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Member's Equity, Beginning of Year	$ 106,950
Net (Loss) for the Year	(94,550)
Member's Equity, End of Year	$ 11,700

The accompanying notes are an integral part of the financial statements.

KATALYST SECURITIES LLC

STATEMENT OF CASH FLOWS - INDIRECT METHOD

FOR THE YEAR ENDED DECMEBER 31, 2010

Operating Activities:	
Net (Loss) For The Year	$ (94,550)
Non-Marketable Securities	371
Increase in Accrued Liabilities	2,301
Decrease in Due from Affiliate	87,595
Total Cash Provided by Operating Activities	(4,283)
Net (Decrease) in Cash	(4,283)
Cash and Cash Equivalents, Beginning of Year	21,783
Cash and Cash Equivalents, End of Year	$ 17,500

The accompanying notes are an integral part of the financial statements.

KATALYST SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

A - ORGANIZATION:

Katalyst Securities LLC (the "Company") was a Pennsylvania limited liability company incorporated on February 23, 2001, and was a wholly owned subsidiary of Katalyst LLC (Katalyst). On October 26, 2010, FINRA approved the ownership change of Katalyst Securities LLC. The former owner, Katalyst LLC, sold its 100% ownership interest to Securities Operations Specialists, Inc., a New York corporation.

Katalyst Securities LLC, a Delaware LLC is now a wholly owned subdsidiary of Securities Operations Specialists LLC, "SOES." The Company is licensed as a securities broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As such the Company is subject to the Securities Exchange Act of 1934.

The Company provides services in connection with private capital placements and merger and acquisition transactions.

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1) Assets, liabilities, revenue and expenses are recognized under the accrual method of accounting. The company records income from securities transactions on a trade-date basis.

2) The company is an LLC, under the Internal Revenue Code and New York State Tax code. Any income or loss of the company is reported by the individual member's income tax returns. Consequently, no provision is made by the company for federal and New York State income taxes. New York City does not have comparable provisions in its tax code. Accrual for this tax has been provided for in the financial statements.

KATALYST SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

(CONTINUED)

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

3) The preparation of financial statements, in conformity with generally accepted accounting principles, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4) Cash and cash equivalents include time deposits and certificates of deposit with original maturation of three months or less.

5) Fair Value Measurements - The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 at December 31, 2010. The Company held no Level 3, security.

6) Services and Expense Agreement - The Company and Katalyst were parties to a services and expense agreement as amended and restated, whereby all costs and expenses of the Company has been recorded directly by the Company, including certain shared expenses with Katalyst, which were allocated to the Company by Katalyst based upon the proportional use of the service or product, and costs paid by Katalyst on the Company's behalf under an expense sharing and allocation agreement effective November 1, 2003. During the year ended December 31, 2010, the Company had a shared expense agreement from January 1, 2010 through August 31, 2010 with Katalyst LLC and from September 1, 2010 through December 31, 2010 with Paul Ehrenstein Associates, Inc., a New York corporation, owned 100% by Paul Ehrenstein, who is also a 50% owner of Katalyst Securities LLC, parent company - Securities Operations Specialists Inc.

KATALYST SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

(CONTINUED)

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Katalyst and Paul Ehrenstein Associates LLC will share expenses. Those related to licensing and operations will be paid by Katalyst directly; rent, salaries and office costs will be paid by Paul Ehrenstein Associates LLC and reimbursed by Katalyst based on the allocation of the proportionate share based on NASD Notice 03-63 and SEC interpretive letter dated July 11, 2003.

C - NET CAPITAL REQUIREMENT:

As a registered broker dealer, the company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain a minimum net capital, as defined, of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2010, the company had net capital of $11,700 which exceeds its requirements by $6,700.

Schedule 1

KATALYST SECURITIES LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

Net Capital:		
Total Member's Equity	$	11,700
Deductions and/or Charges:		
Non-Allowable Assets from Statement of Financial Condition		-0-
Net Capital		11,700
Net Capital Minimum Requirement		5,000
Excess Net Capital		6,700
Aggregate Indebtedness from Statement of Financial Condition		
Accrued Liabilities		5,800
Total Aggregate Indebtedness	$	5,800

There are no material differences between the amounts presented above and the amounts reported in the company's FOCUS Report as of December 31, 2010.

The accompanying notes are an integral part of the financial statements.

KATALYST SECURITIES LLC

REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k((2)(i) of that rule.

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Member of
Katalyst Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Katalyst Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Katalyst Securities LLC's compliance with the applicable instruction of the Transitional Assessment Reconciliation (Form SIPC-7T). Katalyst Securities LLC management is responsible for the Katalyst Securities LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in From SIPC-7T with the cancelled check noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do no express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant

Chester, New Jersey
February 28, 2011

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSIONS RULE 17A-5

To the Members
Katalyst Securities LLC

In planning and performing my audit of the financial statements and supplementary information of Katalyst Securities LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11)and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination or significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any

deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above. The auditor found no material inadequacies to exist or to have existed since the date of the December 31, 2009 previous audit. Accordingly, no corrective action was proposed by the broker.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Joseph L. Gomerringer
Certified Public Accountant

Chester, New Jersey
February 28, 2011

KATALYST SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

KATALYST SECURITIES LLC

CONTENTS